U.S [redacted] COMMISSION
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Pursuant ... change Act of 1934
and Rule 17a-5 ... er

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-47808

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Frank Russell Capital Inc.

Official Use Only
FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED MAR - 1 2005 WASH, D.C. 213 SECTION

PROCESSED MAR 23 2005 THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

909 A Street
(No. and Street)

Tacoma	WA	98402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda L. Gutmann — (253) 591-2969
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

1420 Fifth Avenue, Suite 1900	Seattle	WA	98101
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/17

OATH OR AFFIRMATION

I, Linda L. Gutmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Frank Russell Capital Inc. as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Linda Gutmann

Name
Title: Treasurer

CANDACE FOSS
COMMISSION EXPIRES
NOTARY PUBLIC
6-19-05
STATE OF WASHINGTON

Candace Foss

Notary Public
2/24/05
Pierce County, Washington

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Operations
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Frank Russell Capital Inc.
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1420 Fifth Avenue
Suite 1900
Seattle WA 98101
Telephone (206) 398 3000
Facsimile (206) 398 3100

Report of Independent Auditors

To the Board of Directors and Stockholder of
Frank Russell Capital Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Frank Russell Capital Inc. (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2005

Frank Russell Capital Inc.
Statement of Financial Condition
December 31, 2004

Assets	
Cash equivalents	$ 6,042,457
Accounts receivable	1,323,172
Prepaid expenses and other	70,989
Fixed assets, net	1,675
Deferred income taxes	1,000
Total assets	$ 7,439,293
Liabilities and Stockholder's Equity	
Accrued expenses	$ 355,353
Due to affiliates	748,203
Other	376,739
Total liabilities	1,480,295
Stockholder's equity	
Common stock, par value $0.10 per share; 100 shares authorized; 50 shares issued and outstanding	5
Additional paid-in capital	1,249,995
Retained earnings	4,708,998
Total stockholder's equity	5,958,998
Total liabilities and stockholder's equity	$ 7,439,293

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Frank Russell Capital Inc. (the "Company") is a wholly owned subsidiary of Frank Russell Company ("FRC"), both of which are part of the Russell Investment Group. The Northwestern Mutual Life Insurance Company owns substantially all the outstanding shares of FRC.

The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the National Association of Security Dealers, Inc. and is an investment advisor registered pursuant to the Investment Advisors Act of 1940. The Company develops unique investment opportunities for large pools of capital on a global basis. The Company focuses on the creation of and strategies for third-party sponsored and internally managed alternative investment fund structures. Sponsored funds are created through a relationship with an external investment team that performs the majority of the investment evaluation and selection. Internally managed funds rely on the personnel of related parties to evaluate and select investments. In addition, the Company provides fund administration services to its sponsored and internally managed funds.

The Company has entered into a selling agreement with certain related parties and a registered investment company affiliated with FRC. Under this agreement, the Company engages in direct sales activities of shares of the registered investment company. Fees received in connection with these activities are paid by one of the related parties and are recorded as revenue by the Company.

Cash Equivalents

The Company considers money market funds to be cash equivalents.

Fixed Assets

Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on estimated lives ranging from 3 to 12 years. When fixed assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gains or losses are included in the results of operations.

Revenue Recognition

Revenue is generated through fees earned for administering and/or managing investment funds and is recognized as earned based on the underlying nature of the management contracts with the funds. The Company has agreements with several parties to refund a portion of the management fee.

Income Taxes

The Company accounts for income taxes based upon an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The Company files its tax return with FRC as part of a consolidated group. The provision for income taxes is based on an allocation of the consolidated tax liability to the respective companies included in the consolidated group as if each company were filing on a separate return basis.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fixed Assets

Furniture and equipment	$ 33,894
Software	32,814
Leasehold improvements	5,360
	72,068
Accumulated depreciation and amortization	(70,393)
	$ 1,675

On January 1, 2004, fixed assets with a cost of $110,149 and accumulated depreciation of $103,470 were transferred to the Company from FRC through intercompany accounts.

3. Related-Party Transactions

Under a joint purchasing agreement, FRC processes payments for the direct expenses of the Company. Under a joint paymaster agreement, FRC processes payroll transactions for the Company. Additionally, FRC allocates certain negotiated charges to the Company such as office space, equipment and insurance charges. The Company reimburses FRC monthly for these expenses. Amounts due and payable to FRC for these charges were $563,119 at December 31, 2004.

Under an expense sharing agreement, certain charges, such as employee bonuses and corporate overhead, incurred by FRC on the Company's behalf are not allocated to the Company.

The Company participates in two FRC defined contribution retirement plans (the "Plans") covering eligible employees. The Plans allow for contributions to be made out of the Company's net operating profits in certain required amounts and at the discretion of the FRC Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plans' documents. Effective December 30, 2004, the two Plans merged into a single defined contribution retirement plan.

4. Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $4,436,313, which was $4,337,627 in excess of its minimum net capital requirement of $98,686, and the ratio of aggregate indebtedness to net capital was 0.33 to 1.

The Company operates under the provisions of Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the provisions of that Rule.

5. Concentration of Risk

At December 31, 2004, 92% of the accounts receivable balance was due from one client.

Frank Russell Capital Inc.

Statement of Financial Condition

December 31, 2004